Filed by Union Bankshares Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Xenith Bankshares, Inc.

(Commission File No. 001-32968)

Date: May 22, 2017

Teammate Email

May 22, 2017

Good morning,

Today we announced that Union Bankshares Corporation has entered into a definitive merger agreement to acquire Xenith Bankshares, Inc. in an all-stock transaction. This morning we will post to the intranet a CEO update video that discusses the combination, but since you may not have time to watch the video immediately I wanted to send an email with some initial thoughts about what this means to Union and to you.

Our announcement is big and exciting news for our company. With this acquisition, Union will not only be Virginia’s largest community bank, but we will significantly expand the bank’s presence within the state and extend our retail presence out of state for the first time - all of which will enable us to better serve our customers.

Xenith brings extensive commercial and industrial (“C&I”) lending expertise as they were built as a C&I platform and subsequently they added an extensive branch network with their combination with the Bank of Hampton Roads.

I have mentioned that one of our four priorities for 2017 has been to get ready to cross the $10 billion asset threshold. This transaction enables us to cross that threshold in an efficient and cost effective manner. For some perspective, based on the last reported numbers, if Xenith and Union were combined today, Union would have $11.9 billion in assets, $9.2 billion in deposits and $8.9 billion in loans.

While becoming a larger bank helps us in the current regulatory and economic environment, we must always remember who we are and where we came from. I’m asking you to renew your commitment to going beyond just serving our customers — but to strive to delight them at every opportunity. How can you do that? With best in class customer experience and high-quality execution. I’m confident in your ability to continue delivering that experience going forward through the integration process.

When talking about the $10 billion threshold, I have been clear that organic growth of the bank was our highest priority with acquisition being a secondary way to achieve our financial goals. When speaking of our acquisition priorities, our strategy has been that we would first look to the second largest market in Virginia – the Hampton Roads market – and then look to infill in our existing markets. Xenith fits our acquisition profile perfectly both with their branch network and their diversified business model.

The transaction also delivers on Evolution 2018 and the four focus priorities for 2017. If you recall, the goal of Evolution 2018 was to build an organization that was going to be twice as strong, ultimately ending up around $13-15 billion in size and supported by a high performing culture. The four focus priorities were: diversifying the loan book and revenue streams, growing core deposits, improving the efficiency ratio and being ready to cross the $10 billion threshold. While the work to improve our culture is always underway, this transaction checks all of those boxes on Evolution 2018 and the four focus areas.

Teammate Email

May 22, 2017

Xenith’s loan portfolio has a different mix than Union’s and, given their history, they have more of a focus on C&I lending than Union does.  As a result, the combined company will have a larger mix of commercial and industrial loans and less of our total loan mix will be in non-owner occupied commercial real estate.  This makes us a stronger company financially as diversity builds strength.

Xenith has a lower loan to deposit ratio than Union’s, so that will help improve our core funding and bring our loan to deposit ratio closer to the 95% level that we want to achieve over time.  At the end of 1Q, Union’s ratio was close to 99% and if we were combined now the ratio would be around 97%.  Their deposit mix is similar to Union’s, with a solid retail deposit base, but Xenith does have a larger CD book.

Until the transaction closes, which isn’t expected until early January 2018, both banks will continue to operate separately and there should be very little impact on your day-to-day job.

You may be wondering how else this may impact you. As a larger company, there will be more opportunities to grow and develop. It will also accelerate some of the work we’ve undertaken to deliver top-tier financial performance to our shareholders. As the company becomes more profitable, you should see some benefit too through our profit sharing plans.

Union’s current executive management, led by me, will form the core of the combined company’s leadership team.

I’ve attached a copy of the news release and some frequently asked questions. These documents will be posted on the Intranet as well. We’ll keep you updated on the progress of the integration and as more details become available. In the meantime, we have set up an email address where you can send questions, concerns or comments. The address is: unionintegration@bankatunion.com.

As you will hear me say on the video, whenever mergers are underway our competitors assume there will be disruption and redouble their efforts to attack our customer base. Let’s prove them wrong by staying focused on our customers and executing our jobs flawlessly.

With this acquisition we are creating a Virginia-based banking franchise on a scale that we have not had in the Commonwealth in nearly twenty years. This is an exciting time to be at Union and together we can accomplish great things!

***** ***** *****

Additional Information and Where to Find It

In connection with the proposed merger, Union Bankshares Corporation (“Union”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Union common stock to be issued to the shareholders of Xenith Bankshares, Inc. (“Xenith”). The registration statement will include a joint proxy statement of Union and Xenith and a prospectus of Union. A definitive joint proxy statement/prospectus will be sent to the shareholders of Union and Xenith seeking their approval of the merger and related matters. This release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Before making any voting or investment decision, investors and shareholders of Union and Xenith are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described below.

Investors and shareholders of both companies are urged to read the registration statement on Form S-4 and the joint proxy statement/prospectus included within the registration statement and any other relevant documents to be filed with the SEC in connection with the proposed merger because they will contain important information about Union, Xenith and the proposed transaction. Investors and shareholders of both companies are urged to review carefully and consider all public filings by Union and Xenith with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Quarterly Reports on Form 10-Q, and their Current Reports on Form 8-K. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents filed with the SEC also may be obtained by directing a request by telephone or mail to Union Bankshares Corporation, 1051 East Cary Street, Suite 1200, Richmond, Virginia 23219, Attention: Investor Relations (telephone: (804) 633-5031), or Xenith Bankshares, Inc., 901 E. Cary Street Richmond, Virginia, 23219, Attention: Thomas W. Osgood (telephone: (804) 433-2200), or by accessing Union’s website at www.bankatunion.com under “Investor Relations” or Xenith’s website at www.xenithbank.com under “Investor Relations” under “About Us.” The information on Union’s and Xenith’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Union and Xenith and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Union and/or Xenith in connection with the merger. Information about the directors and executive officers of Union is set forth in the proxy statement for Union’s 2017 annual meeting of shareholders filed with the SEC on March 21, 2017. Information about the directors and executive officers of Xenith is set forth in Xenith’s Annual Report on Form 10-K, as amended, filed with the SEC on May 1, 2017. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

Certain statements in this Rule 425 filing may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include projections, predictions, expectations, or beliefs about future events or results or otherwise are not statements of historical fact, are based on certain assumptions as of the time they are made, and are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Such statements are often characterized by the use of qualified words (and their derivatives) such as “expect,” “believe,” “estimate,” “plan,” “project,” “anticipate,” “intend,” “will,” “may,” “view,” “opportunity,” “potential,” or words of similar meaning or other statements concerning opinions or judgment of Union or Xenith or their management about future events. Such statements include statements as to the anticipated benefits of the merger, including future financial and operating results, cost savings and enhanced revenues as well as other statements regarding the merger. Although each of Union and Xenith believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results, performance, or achievements of Union or Xenith will not differ materially from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to: (1) the businesses of Union and Xenith may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) customer and employee relationships and business operations may be disrupted by the merger; (5) the ability to obtain required regulatory and shareholder approvals, and the ability to complete the merger on the expected timeframe may be more difficult, time-consuming or costly than expected; (6) changes in interest rates, general economic conditions, tax rates, legislative/regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Board of Governors of the Federal Reserve System; the quality and composition of the loan and securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in the companies’ respective market areas; their implementation of new technologies; their ability to develop and maintain secure and reliable electronic systems; and accounting principles, policies, and guidelines, and (7) other risk factors detailed from time to time in filings made by Union or Xenith with the SEC. Forward-looking statements speak only as of the date they are made and Union and Xenith undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.